Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our reports dated March 15, 2007 (except for Note 12, as to which the date is August 27, 2007) with respect to the consolidated financial statements of Bairnco Corporation and on management’s assessment of the effectiveness of internal control over financial reporting (which report dated March 15, 2007, did not express an opinion on either management’s assessment or on the effectiveness of Bairnco Corporation’s internal control over financial reporting), contained in this Amendment No. 5 to the Registration Statement on Form S-1 of WHX Corporation. We consent to the use of the aforementioned reports in the Amendment No. 5 to the Registration Statement on Form S-1 of WHX Corporation, and to the use of our name as it appears under the caption “Experts.”

/s/ GRANT THORNTON LLP
Orlando, Florida
June 26, 2008